UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 29, 2017, regarding the Incorporation of an Internet Service Provider Company in Turkish Republic of Northern Cyprus.

Istanbul, November 29, 2017

Announcement Regarding the Incorporation of an Internet Service Provider Company in Turkish Republic of Northern Cyprus

With reference to our announcement dated September 29th, 2017, the transactions in relation to the incorporation of the company in the Turkish Republic of Northern Cyprus (TRNC), which will offer services as an internet service provider, by our wholly-owned subsidiary Kıbrıs Mobile Telekomünikasyon Limited based in TRNC are ongoing. This announcement has been made in accordance with Public Disclosure Communique requirement to provide updated information every 60 days.

Board Decision Date for Acquisition	:	29.09.2017

Were Majority of Independent Board Members’ Approved the Board Decision for Acquisition	:	-

Title of Non-current Financial Asset Acquired	:	-

Field of Activity of Non-current Financial Asset whose Shares were being Acquired	:	Internet Service Provider (ISP)

Capital of Noncurrent Financial Asset	:	USD 100,000 (or equivalent in other currencies)

Acquirement Way	:	Incorporation

Date on which the Transaction was/will be Completed	:	Transaction will be completed with the registry and announcement of the incorporation after necessary permits are obtained.

Acquisition Conditions	:	-

Detailed Conditions if it is a Timed Payment	:	-

Nominal Value of Shares Acquired	:	-

Purchase Price Per Share	:	-

Total Purchasing Value	:	-

Ratio of New Shares Acquired to Capital of Non-current Financial Asset (%)	:	-

Total Ratio of Shares Owned in Capital of Non-current Financial Asset After Transaction (%)	:	-

Total Voting Right Ratio Owned in Non-current Financial Asset After Transaction (%)	:	-

Ratio of Non-current Financial Asset Acquired to Total Assets in Latest Disclosed Financial Statements of Company (%)	:	-

Ratio of Transaction Value to Sales in Latest Annual Financial Statements of Company (%)	:	-

Effects on Company Operations	:	-

Did Takeover Bid Obligation Arised?	:	No

Will Exemption Application be Made, if Takeover Bid Obligation Arised?	:	No

Title/ Name-Surname of Counter Party	:	-

Is Counter Party a Related Party According to CMB Regulations?	:	No

Relation with Counter Party if any	:	-

Agreement Signing Date if Exists	:	-

Value Determination Method of Non-current Financial Asset	:	-

Did Valuation Report be Prepared?	:	No

Reason for not Preparing Valuation Report if it was not Prepared	:	Not required by the legislation.

Date and Number of Valuation Report	:	-

Title of Valuation Company Prepared Report	:	-

Value Determined in Valuation Report if Exists	:	-

Reasons if Transaction wasn’t/will not be performed in Accordance with Valuation Report	:	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2017	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 30, 2017	By:	/s/Bulent Aksu
		Name:	Bulent Aksu
		Title:	Finance Executive Vice President